Form 10KSB, Exhibit 13
period 2006-12-31
MOUNTAIN VALLEY BANCSHARES INC
filed 2007-04-12
CIK 1276939

EXHIBIT 13

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mountain Valley Bancshares, Inc.
Cleveland, Georgia

We have audited the accompanying consolidated balance sheets of Mountain Valley Bancshares, Inc. and subsidiary (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Valley Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and cash flows, for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
April 10, 2007

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2006 AND DECEMBER 31, 2005

	December 31, 2006	December 31, 2005
Assets

Cash and due from banks	$1,745,107	$1,175,092
Federal funds sold	467,000	2,222,000
Securities available for sale, at fair value	15,672,761	7,967,749
Securities held-to-maturity	996,913	1,493,701
Federal home loan bank stock, at cost	217,600	132,100
Loans, net	83,615,031	59,284,542
Premises and equipment, net	2,272,925	2,341,178
Accrued interest receivable	788,527	407,159
Other assets	427,316	24,138

	$106,203,180	$75,047,659

Liabilities and Shareholders’ Equity

Deposits
Noninterest-bearing	$5,450,394	$4,254,589
Interest-bearing	76,984,500	60,623,819

Total deposits	82,434,894	64,878,408
Other borrowings	9,074,875	1,297,924
Other liabilities	337,555	582,456

Total liabilities	91,847,324	66,758,788

Commitments and contingencies
Shareholders’ equity(1)
Common stock, no par value; 6,250,000 shares authorized; 1,602,627 and 1,280,962 shares issued and outstanding	—	—
Paid-in capital	14,797,474	10,198,631
Retained earnings	(421,731)	(1,728,751)
Accumulated other comprehensive loss	(19,887)	(181,009)

Total shareholders’ equity	14,355,856	8,288,871

	$106,203,180	$75,047,659

(1)	Adjusted to reflect the 5-for-4 common stock split effected December 16, 2005.
See Notes to Consolidated Financial Statements.

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
Interest income
Interest and fees on loans	$6,641,503	$3,490,990	$545,035
Interest on taxable securities	512,987	345,833	89,187
Interest on federal funds sold	44,197	20,944	93,208
Interest on deposits in other banks	16,967	31,918	2,871

	7,215,654	3,889,685	730,301

Interest expense
Interest on deposits	3,126,667	1,556,258	344,668
Interest on other borrowings	286,740	45,459	—

	3,413,407	1,601,717	344,668

Net interest income	3,802,247	2,287,967	385,633
Provision for loan losses	261,000	588,000	354,000
Net interest income after provision for loan losses	3,541,247	1,699,968	31,633

Noninterest income
Service charges on deposit accounts	29,967	14,495	2,825
Other service charges, commissions and fees	178,813	110,354	44,026
Mortgage origination fees	122,776	78,993	61,602
Other	2,392	1,237	(538)

	333,948	205,079	107,915

	2006	2005	2004
Noninterest expense
Salaries and employee benefits	1,691,509	1,183,488	895,712
Equipment	183,468	166,357	92,489
Occupancy	130,880	139,821	113,599
Advertising and marketing	132,437	81,429	58,685
Legal and accounting	98,226	87,048	40,706
Telephone	27,073	20,057	17,629
Supplies	75,328	64,346	74,519
Data processing fees	270,046	161,947	78,109
Other operating	231,079	180,724	316,681

	2,840,046	2,085,217	1,688,129

Income (loss) before income taxes	1,035,149	(180,170)	(1,548,581)

Applicable income taxes	(271,871)	—	—

Net income (loss)	$1,307,020	$(180,170)	$(1,548,581)

Earnings (loss) per share(1):
Basic	$0.95	$(0.14)	$(1.22)

Diluted	$0.79	$(0.14)	$(1.22)

See Notes to Consolidated Financial Statements.

(1)	Adjusted to reflect the 5-for-4 common stock split effected December 16, 2005.

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
Net income (loss)	$1,307,020	$(180,170)	$(1,548,581)

Other comprehensive income (loss):
Net unrealized holding gains (losses) arising during period, net of tax	161,122	(136,685)	(44,324)

Comprehensive income (loss)	$1,468,142	$(316,855)	$(1,592,905)

See Notes to Consolidated Financial Statements.

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

					Accumulated
					Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares	Par Value	Capital	Earnings	Income (Loss)	Total
Balance, December 31, 2003	—	$—	$—	$—	$—	$—

Issuance of common stock	1,012,000	—	10,070,955	—	—	10,070,955
Net income (loss)	—	—	—	(1,548,581)	—	(1,548,581)
Other comprehensive income (loss)	—	—	—	—	(44,324)	(44,324)
Issuance of common stock for exercise of warrants	650	—	6,500	—	—	6,500

Balance, December 31, 2004	1,012,650	$—	$10,077,455	(1,548,581)	(44,324)	$8,484,550

Net income (loss)	—	—	—	(180,170)	—	(180,170)
Other comprehensive income (loss)	—	—	—	—	(136,685)	(136,685)
Issuance of common stock for exercise of warrants	7,640	—	75,400	—	—	75,400
Issuance of common stock for 5 for 4 split	255,673	—	(48)	—	—	(48)
Issuance of common stock for stock options	4,999	—	45,824	—	—	45,824

Balance, December 31, 2005	1,280,962	$—	$10,198,631	$(1,728,751)	$(181,009)	$8,288,871

Net income	—	—	—	1,307,020	—	1,307,020
Change in fair value of available for sale securities, net of tax	—	—	—	—	161,122	161,122
Stock Option Expense	—	—	57,148	—	—	57,148
Issuance of common stock for stock options	416	—	3,328	—	—	3,328
Issuance of common stock for exercise of warrants	31,212	—	249,696	—	—	249,696
Issuance of common stock secondary offering	290,037	—	4,288,671	—	—	4,288,671

Balance, December 31, 2006	1,602,627	$—	$14,797,474	$(421,731)	$(19,887)	$14,355,856

See Notes to Consolidated Financial Statements.

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
`
	2006	2005	2004
OPERATING ACTIVITIES
Net income (loss)	$1,307,020	$(180,170)	$(1,548,581)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	206,110	197,676	123,207
Provision for loan losses	261,000	588,000	354,000
Deferred income taxes	(371,655)	—	—
Stock-based compensation expense	57,148	—	—
Increase in interest receivable	(381,368)	(265,292)	(141,867)
Increase in interest payable	21,785	85,941	56,244
Net other operating activities	(286,020)	676,692	1,037,363

Net cash provided by (used in) operating activities	814,020	1,102,847	(119,634)

INVESTING ACTIVITIES
(Increase) decrease in interest-bearing deposits in banks	—	1,486,862	(1,486,862)
Purchases of securities available for sale	(10,118,107)	—	(8,494,176)
Purchases of securities held to maturity	—	—	(1,490,453)
Proceeds from maturities of securities available for sale	2,562,027	340,007	—
Proceeds from maturities of securities held to maturity	496,788	—	—
Purchase of Federal home loan bank stock, net	(85,500)	(132,100)	—
(Increase) decrease in federal funds sold	1,755,000	(227,000)	(1,995,000)
Increase in loans, net	(24,591,489)	(34,035,143)	(26,191,399)
Purchase of premises and equipment	(137,856)	(61,514)	(2,598,382)

Net cash used in investing activities	(30,119,137)	(32,628,888)	(42,256,272)

FINANCING ACTIVITIES
Increase in deposits	17,556,486	31,829,542	33,048,866
Increase in repurchase agreements	6,205,775	—	—
Proceeds from organizational loans	—	—	1,263,174
Payments on organizational loans	—	—	(1,263,174)
Proceeds from other borrowings	1,571,176	—	—
Proceeds from issuance of common stock	4,541,695	121,176	10,077,455

Net cash provided by financing activities	29,875,132	31,950,718	43,126,321

Net increase in cash and due from banks	570,015	424,677	750,415
Cash and due from banks at beginning of year	1,175,092	750,415	—

Cash and due from banks at end of year	$1,745,107	$1,175,092	$750,415

MOUNTAIN VALLEY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1—Nature of business and significant accounting policies
Nature of business
Mountain Valley Bancshares, Inc. (the “Company”) is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, Mountain Valley Community Bank (the “Bank”). Mountain Valley Community Bank is a Georgia corporation formed in 2004 to operate as a financial institution. The Bank is engaged in community banking activities through its location in Cleveland, Georgia. The Bank’s loan portfolio consists primarily of loans granted to customers in the White County, Georgia market area.
The Bank is subject to the regulations of Federal and State banking agencies and is periodically examined by them.
In 2003 the Organizers of the Bank established an organizational entity for the purpose of effecting the process of forming the Bank. The organizational entity incurred certain costs and acquired certain assets in the process of forming the Bank. During 2004 these costs and certain assets were assigned to the Bank through an assumption agreement. All costs incurred by the organizational entity in effecting the process of forming the Bank have been presented in the accompanying statement of operations as 2004 expenses.
The Bank was organized in 2004 and opened for business on May 4, 2004. During 2004, as an organizational entity, the organizers of the Bank commenced a stock offering for the initial capitalization of the Bank. The offering was completed in 2004 with 1,012,000 shares of the Bank’s common stock being sold for $10 per share, raising capital of $10,120,000. The Bank has charged $49,045 of issuance costs against these gross proceeds.
Mountain Valley Bancshares, Inc was incorporated on January 14, 2004 to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended and the Georgia Bank Holding Company Act. On October 1, 2005 all outstanding shares of the Bank were exchanged for an equal number of shares of the Company, and the Bank became a wholly-owned subsidiary of the Company.
On December 16, 2005, the Company effected a 5-for-4 stock split of its common stock. Share amounts presented in the statement of financial condition have been stated to reflect this transaction, and the transaction has been presented in the statement of shareholders’ equity. Per share information throughout the financial statements and note disclosures reflect this stock split, with prior period amounts being adjusted to give effect to the stock split. Cash was paid in lieu of fractional shares.
We are currently selling stock in a public offering pursuant to a registration statement that was declared effective by the Securities and Exchange Commission on August 8, 2006. We are offering a total of 800,000 shares at $15.00 per share. Through December 31, 2006 we had sold 290,037 shares for aggregate proceeds of $4,350,555. Expenses of the offering through December 31, 2006, which consist of legal, accounting, printing, marketing and other miscellaneous expenses, have been approximately $61,884.
Significant accounting policies
Basis of presentation: The consolidated financial statements include the accounts of the Company and its subsidiary Bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Note 1—Nature of business and significant accounting policies (continued)
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Significant group concentrations of credit risk: A substantial portion of the Bank’s loan portfolio is to customers in the White County, Georgia market area. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around this area. Many of the Bank’s loan customers are also depositors of the Bank.
Cash and due from banks: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.
Investment securities: The Bank’s investments in securities are classified and accounted for as follows:
Securities available-for-sale - Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.
Securities held-to-maturity - Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.
The Bank has not classified any securities as trading.
Gains and losses on the sale of securities are determined using the specific-identification method. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary results in write-downs of individual securities to their fair value.
Loans and allowance for loan losses: Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest.

Note 1—Nature of business and significant accounting policies (continued)
Loans and allowance for loan losses (continued): Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management’s judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management’s judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.
The accrual of interest on impaired loans is discontinued when, in management’s judgment, the borrower may be unable to meet payments as due. Management applies this criterion to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower’s ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.
Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off, and then as interest income.
Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan.
The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.
Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the property, less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.
Bank premises and equipment: Premises and equipment are stated at cost less accumulated depreciation, computed by straight-line methods over the estimated useful lives of the assets, which range from three to forty years.
Income taxes: Provisions for income taxes are based on amounts reported in the statement of operations after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Earnings per share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share.

Note 1—Nature of business and significant accounting policies (continued)
Employment benefit plan: The Bank has established a contributory 401(K) plan. Contributions are based on individual salary amounts, not to exceed amounts that can be deducted for Federal income tax purposes.
Fair value of financial instruments: The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.
In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.
Cash and due from banks, Federal funds sold and interest-bearing deposits in banks - Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.
Available-for-sale and held-to-maturity securities – Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.
Loans – Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality.
Deposit liabilities, other borrowings and retail agreements – Due to the short-term nature of demand and savings accounts and retail agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates.
Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments is the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value and no fair value has been assigned to these instruments.
Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income (loss), are components of comprehensive income (loss).
Stock-based compensation: On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, to account for compensation costs under its stock option plans. The adoption of SFAS No. 123 (R) resulted in additional expense in 2006 of $57,148, relating to the expensing of stock options. This expense was included within the $1,691,509 of salaries and employee benefits expense. Future levels of compensation cost recognized related to share-based compensation awards may be impacted by new awards and/or modification, repurchases, and cancellation of existing awards that may occur subsequent to the date of adoption of this standard.
In adopting SFAS No. 123(R), the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The Company continues to use the Black-Scholes option pricing model to estimate the fair value of stock options.
The adoption of SFAS 123(R) had the following effects on the Company’s Financial results for the year ended December 31, 2006:

Year Ended December 31, 2006
Income before taxes	($57,148)
Net income	(35,432)
Basic earnings per share	(0.03)
Diluted earnings per share	(0.02)

Note 1—Nature of business and significant accounting policies (continued)
The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) (“APB 25”). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company’s stock options because the option exercise price in its plans equals the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123 had been utilized. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards for the period ended December 31, 2005.

	2005	2004
Net loss as reported	($180,170)	($1,548,581)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	68,000	437,000

Proforma net loss including stock-based compensation cost based on fair-value method	($248,170)	($1,985,581)

Earnings per share:
Basic – as reported	($0.14)	($1.22)
Basic – proforma	($0.19)	($1.57)

Diluted – as reported	($0.14)	($1.22)
Diluted – proforma	($0.19)	($1.57)
New accounting pronouncements: In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 permits the fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. Further, it clarifies which interest-only strips and principal-only strips are not subject to SFAS 133 requirements. It also establishes a requirement to evaluate interests in securitized financial assets to identify interest in freestanding derivatives and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Last, it eliminates the prohibition on a qualifying special purpose entity from holding a derivative financial instrument pertaining to a beneficial interest other than another derivative financial instrument. The Company will be required to adopt this standard in 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company’s financial condition, results of operations, or liquidity.
In June 2006, the FASB issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109,” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is required to be adopted by the Company on January 1, 2007. Management does not expect that the impact of this Interpretation will be material to the Company’s financial condition, results of operations, or liquidity.
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company will be required to adopt this statement beginning in 2008. The adoption of this standard is not expected to have a material impact on the Company’s financial condition, results of operations, or liquidity.
In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable, and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS 159 is effective for the Company on January 1, 2008. Early adoption is permitted, provided the entity also elects to apply the provisions of SFAS 157, “Fair Value Measurements”. Management of the Company is currently evaluating the potential impact of SFAS 159 on the Company’s financial condition, results of operations, and liquidity.
Note 2—Investment securities
The amortized cost and fair value amounts of securities owned as of December 31, 2006 and 2005 are shown below:

	2006
	Gross	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
United States Agency	$14,601,723	$72,432	$(69,732)	$14,604,423
Mortgage-backed	1,103,114	—	(34,776)	1,068,338

	$15,704,837	$72,432	$(104,508)	$15,672,761

Securities held-to-maturity:
United States Agency	$996,913	$—	$(18,713)	$978,200

	2005
	Gross	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
United States Agency	$6,486,515	$—	$(125,065)	$6,361,450
Mortgage-backed	1,662,243	—	(55,944)	1,606,299

	$8,148,758	$—	$(181,009)	$7,967,749

Securities held-to-maturity:
United States Agency	$1,493,701	$—	$(27,601)	$1,466,100

Note 2—Investment securities (continued)
The amortized cost and fair value of securities as of December 31, 2006, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Securities		Securities
	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
One year or less	$2,499,856	$2,478,950	$—	$—
After one year through five years	5,801,381	5,771,520	996,913	978,200
After five years through ten years	6,300,486	6,353,952	—	—
After ten years	—	—	—	—
Mortgage-backed	1,103,114	1,068,339	—	—

	$15,704,837	$15,672,761	$996,913	$978,200

There were $5,639,369 and $4,143,890 of securities pledged to secure public deposits or for other purposes at December 31, 2006 and 2005, respectively. There were no net realized gains (losses) on sales of securities during 2006 or 2005. There were $5,596,950 of securities pledged for a structured repurchase that was entered into in 2006.
Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	2006
	Less Than		Over
	Twelve Months		Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Loss	Value	Loss	Value
Securities Available-for-Sale:
United States Agency	17,771	2,249,502	51,961	3,940,200
Mortgage-backed			34,776	1,068,339

	17,771	2,249,502	86,737	5,008,539

Securities Held-to-Maturity:

United States Agency	0		18,713	978,200

	2005
	Less Than		Over
	Twelve Months		Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Loss	Value	Loss	Value
Securities Available-for-Sale:
United States Agency	9,650	490,350	115,415	5,871,100
Mortgage-backed	—	—	55,944	1,606,299

	9,650	490,350	171,359	7,477,399

Securities Held-to-Maturity:
United States Agency	6,014	492,300	21,587	973,800

Management evaluates securities for other-than-temporary impairment on a periodic basis, more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
At December 31, 2006 and 2005, the gross unrealized losses are primarily the result of changes in market interest rates. Each of the securities are U.S. agency debt securities, including mortgage-backed securities. As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other-than-temporary.
Note 3—Loans
The composition of loans at December 31, 2006 and 2005 is summarized as follows:

	2006	2005
Commercial and industrial	$6,155,806	$4,049,172
Construction	28,488,393	17,500,060
Real estate	47,925,534	37,047,223
Consumer	2,134,840	1,650,748

	84,704,573	60,247,203
Unearned income	(65,141)	(98,977)

	84,639,432	60,148,226
Allowance for loan losses	(1,024,401)	(863,684)

Loans, net	$83,615,031	$59,284,542

Note 3—Loans (continued)
Changes in the allowance for loan losses were as follows:

	2006	2005	2004
Balance at beginning of the year	$863,684	$330,289	$—
Provision charged to operations	261,000	588,000	354,000
Recoveries	20,277	50,309	—
Loans charged off	(120,560)	(104,914)	(23,711)

Balance at end of the year	$1,024,401	$863,684	$330,289

There were $101,696 and $0 of loans for which the accrual of interest had been discontinued or reduced at December 31, 2006 and 2005, respectively. During 2006 and 2005 there was no significant reduction in interest income associated with non-accrual or renegotiated loans. There were no loans identified as impaired under SFAS 114 at December 31, 2005 or 2004.
At December 31, 2006, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of $4,490,596. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for 2006, 2005, and 2004:

	2006	2005	2004
Balance at beginning of the year	$3,410,463	$3,650,754	$—
Advances	2,713,203	1,357,223	4,798,713
Repayments	(1,633,070)	(1,597,514)	(1,147,959)

Balance at end of the year	$4,490,596	$3,410,463	$3,650,754

Note 4—Foreclosed real estate
The Bank had no foreclosed real estate at the years ended December 31, 2006 and 2005.

Note 5—Premises and equipment
Bank premises and equipment consists of the following at December 31, 2006 and 2005:

	2006	2005
Land	$600,000	$600,000
Building and improvements	1,430,110	1,417,005
Equipment, furniture, and fixtures	764,535	639,784

Total cost	$2,794,645	$2,656,789

Less accumulated depreciation	(521,720)	(315,611)

Premises and equipment, net	$2,272,925	$2,341,178

Depreciation expense for the years ended December 31, 2006 and 2005 was $206,110 and $195,511, respectively.
Note 6—Deposits
At December 31, 2006, the scheduled maturities of time deposit liabilities were as follows:

2007	$45,224,028
2008	5,999,670
2009	758,903
2010	236,270
2011	977,178

$53,196,049

Note 7—Shareholders’ equity and regulatory requirements
The primary source of funds available to the Company is the payment of dividends by the subsidiary Bank. Banking regulations limit the amount of dividends that may be paid by the Bank. The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Note 7—Shareholders’ equity and regulatory requirements (continued)
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that as of December 31, 2006, the Bank met all capital adequacy requirements to which it is subject.
As of December 31, 2006, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.
The Bank’s actual capital amounts and ratios as of December 31, 2006 and 2005 are also presented in the table.

					To Be Well-
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
Total capital (to risk weighted assets)	10,782,000	12.30%	7,013,680	8%	8,767,100	10%
Tier I Capital (to risk weighted assets)	9,758,000	11.13%	3,506,840	4%	5,260,260	6%
Tier I Capital (to average assets	9,758,000	9.24%	4,223,320	4%	5,279,150	5%

As of December 31, 2005
Total capital (to risk weighted assets)	9,173,000	15.27%	4,805,763	8%	6,007,203	10%
Tier I Capital (to risk weighted assets)	8,411,000	14.00%	2,403,143	4%	3,604,714	6%
Tier I Capital (to average assets	8,411,000	11.46%	2,935,777	4%	3,669,721	5%
The consolidated actual amounts and ratios were not materially different from the Bank’s amounts and ratios as of December 31, 2005. In 2006, Mountain Valley Bancshares, Inc. sold stock under a secondary stock offering. This increased the ratios for the holding company. The consolidated capital amounts and ratios for December 31, 2006 are presented in the table below:

					To Be Well-
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
Total capital (to risk weighted assets)	15,342,996	17.50%	8,518,768	8%	10,648,460	10%
Tier I Capital (to risk weighted assets)	14,318,596	16.33%	4,259,384	4%	6,389,076	6%
Tier I Capital (to average assets	14,318,596	13.45%	4,259,384	4%	5,324,230	5%

Note 7—Shareholders’ equity and regulatory requirements (continued)
During 2004 the Bank adopted the 2004 Stock Option Plan (the “Plan”) for eligible directors, officers, and key employees of the Bank. Options are granted to purchase common shares at a price not less than the fair value of the common stock at the date of grant, with fair value being established by the Board of Directors. The Bank has reserved and made available under the Plan 253,000 shares of the Bank’s common stock.
The Plan provides for the grant of both incentive and nonqualified stock options. The Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements, and the number of shares covered by each option.
Presentation of pro forma information regarding net income (loss) and earnings (loss) per share is presented in Note 1 to the financial statements, and has been determined as if the Company had accounted for the Plan under the fair value method of that Statement. The fair value for these options was estimated using the following assumptions:

	2005	2004
Dividend yield	0.0%	0.0%
Volatility	20.0%	20.0%
Risk-free rate	4.17-4.46%	4.13-4.73%
For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the option’s vesting period. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management’s opinion, the model does not necessarily provide a reliable single measure of the fair value of options.
The Board of Directors determines vesting requirements at the time options are granted, and generally provide for vesting over a three year period. The Plan provides that vesting may not exceed ten years.
A summary of the Company’s stock option activity, and related information, for the years ended December 31, 2006 and 2005 follows. Exercise price per share information is based on weighted averages.

	2006		2005		2004
		Exercise		Exercise		Exercise
		Price		Price		Price
	Options	Per Share	Options	Per Share	Options	Per Share
Outstanding at beginning of year	157,705	$8.24	166,350	$8.00	—	$—
Granted	—	—	24,687	10.76	167,913	8.00
Exercised	416	8.00	5,727	8.00	—	—
Forfeited	834	8.00	27,605	9.11	1,563	8.00

Outstanding at end of year	156,455	$8.23	157,705	$8.24	166,350	$8.00

Note 7—Shareholders’ equity and regulatory requirements (continued)
Stock options exercisable and the weighted-average exercise price at December 31, 2006 and 2005 follow:

	2006	2005
Options	138,430	123,955
Weighted-average exercise price	$8.11	$8.00
At December 31, 2006, options outstanding have exercise prices ranging from $8.00 to $13.00 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2006 and 2005 was approximately 89 and 101 months, respectively.
During 2004 the Bank adopted the Stock Warrant Plan for the purpose of granting warrants to the organizing directors of the Bank and for the granting of warrants to purchasers of the Bank’s initial stock offering. The Bank granted one warrant to each organizing director for each share of stock bought by the director in the Bank’s initial stock offering. In addition, each purchaser of the Bank’s common stock in the initial offering (including the organizing directors) received one warrant for each five shares of common stock purchased. These are now warrants on the stock of the Company.
The Bank granted 262,500 organizer warrants to the organizational directors, representing one warrant for each share purchased. Also, the Bank granted 253,000 warrants in the initial offering to all shareholders. At December 31, 2006 there were 474,050 warrants outstanding.
No further warrants are to be issued by the Bank or the Company. The warrants have an exercise price of $8.00 per share. During 2006 and 2005, 31,212 and 9,425 warrants were exercised, respectively.
Note 8—Net earnings per share
The computation of basic and diluted earnings (loss) per share is based on the weighted average number of shares outstanding during the period presented, plus, when their effect is dilutive, additional shares assuming the exercise of stock options and warrants, in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. The Company utilizes the treasury stock method in calculating diluted earnings per share.
In the fourth quarter of 2005 the Company’s Board of Directors approved a five-for-four stock split of the Company’s common stock that was effected in the form of a stock split, paid on December 16, 2005 to shareholders of record on December 1, 2005. Share amounts presented on the statement of financial condition have been stated to reflect this transaction, and the transaction has been presented in the statement of shareholders’ equity. Per share information throughout the financial statements and note disclosures reflect this stock split, with prior period amounts being restated to reflect the effects of the stock split.
The following reconciles the numerators and denominators of the basic and diluted earnings per share computations:

	For the Year Ended December 31, 2006
		Weighted
		Average	Per-
		Shares-	Share
	Numerator	Denominator	Amount
Net income	$1,307,020
Basic EPS
Income available to common shareholders	1,307,020	1,371,908	$0.95
Effect of dilutive securities
Options and warrants		291,281	(0.17)

Diluted EPS
Income available to common shareholders and assumed conversions	$1,307,020	1,663,189	$0.79

	For the Year Ended December 31, 2005
		Weighted
		Average	Per-
		Shares-	Share
	Numerator	Denominator	Amount
Net income (loss)	($180,170)
Basic EPS
Income available to common shareholders	(180,170)	1,272,231	$(0.14)

Effect of dilutive securities
Options and warrants		—	—

Diluted EPS
Income available to common shareholders and assumed conversions	($180,170)	1,272,231	$(0.14)

	For the Year Ended December 31, 2004
		Weighted
		Average		Per-
		Shares-		Share
	Numerator	Denominator		Amount
Net income	($1,548,581)
Basic EPS
Income available to common shareholders	(1,548,581)	1,265,813	(1)	$(1.22)

Effect of dilutive securities
Options and warrants		—		—

Diluted EPS
Income available to common shareholders and assumed conversions	($1,548,581)	1,265,813		$(1.22)

(1)     Adjusted to reflect the 5-for-4 common stock split effected December 16, 2005
For the years ended December 31, 2005 and 2004, the Company excluded from the loss per share calculations all common stock equivalents because their effect on loss per share was antidilutive. These common stock equivalents, consisting of options and warrants, totaled 173,892 and 132,716 for the years ended December 31, 2005 and 2004, respectively.

Note 9—Income taxes
The components of income tax (benefit) expense for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Current	$99,784	—	—
Deferred	(47,714)	(63,000)	(602,263)
Benefit from operating loss carryforwards	341,322	—	—
Change in valuation allowance	(665,263)	63,000	602,263

	$(271,871)	—	—

The difference between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to earnings (loss) before taxes for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Pretax income (loss) at statutory rate	$351,951	(61,258)	(526,518)
State tax net of federal benefit	23,476	—	—
Change in valuation allowance	(665,263)	63,000	602,263
Other	17,965	(1,742)	(75,745)

	$(271,871)	—	—

The following summarizes the components of deferred taxes at December 31, 2006 and 2005.

	2006	2005
Deferred income tax assets:
Allowance for loan losses	$356,574	304,425
Pre-opening expenses	36,494	67,775
Operating loss carryforwards and credits	20,868	355,640

Total gross deferred income tax assets	413,936	737,840
Less valuation allowance	—	(665,263)

Total deferred income tax assets	413,936	62,577

Deferred income tax liability consisting of premises and equipment	42,281	62,577

Net deferred income tax assets	$371,655	—

The future tax consequences of the differences between the financial reporting and tax basis of the Company’s assets and liabilities resulted in a net deferred tax asset. Prior to 2006, a valuation allowance was established for the net deferred tax asset, as the realization of these deferred tax assets was dependent on future taxable income. During 2006, the Company determined that the realization of the net deferred asset was more likely than not; therefore, the valuation allowance was eliminated. This determination was based on current earnings and projections of future earnings.

Note 10—Commitments and contingencies
In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments, which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.
The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements. Following is an analysis of significant off-balance sheet financial instruments at December 31, 2006:

Commitments to extend credit	$19,413
Standby letters of credit	$540

$19,953

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank’s credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.
The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, there are no present matters in which the outcome will have a material adverse effect on the financial statements.
Note 11—Fair value of financial instruments
The estimated fair values of the Bank’s financial instruments, for those instruments for which the Bank’s management believes estimated fair value does not by nature approximate the instruments’ carrying amount, were as follows at December 31, 2005 and 2004 (in millions):

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Loans and loans held for sale, net	$83.6	$59.7	$59.3	$59.7
Certificates of deposit	$53.2	$28.7	$28.3	$28.7
Estimated fair value information of investment securities is presented in Note 2 of the financial statements. The Bank has determined that the fair value of loan commitments is not material.

Note 12—Selected quarterly financial data (unaudited)
The following table sets forth the Bank’s unaudited data regarding operations for each quarter of 2006 and 2005. This information, in the opinion of management, includes all normal recurring adjustments necessary to fairly state the information set forth therein:

	2006

	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
Interest and dividend income	$1,457,389	$1,709,888	$1,964,528	$2,083,849
Interest expense	626,396	793,188	959,188	1,034,635

Net interest income	830,993	916,700	1,005,340	1,049,214
Loan loss provision	41,000	95,000	60,000	65,000

Net interest income after loan loss provision	789,993	821,700	945,340	984,214
Noninterest income	75,694	80,843	73,154	104,257
Noninterest expenses	618,461	633,458	737,668	850,459

Income before income taxes	247,226	269,085	280,826	238,012
Provision for income taxes	—	—	—	(271,871)

Net income	$247,226	$269,085	$280,826	$509,883

Basic earnings per common share	$0.19	$0.21	$0.21	$0.33

Diluted earnings per common share	$0.16	$0.17	$0.17	$0.28

	2005

	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter

Interest and dividend income	$661,674	$884,814	$1,084,521	$1,258,676
Interest expense	264,119	372,456	449,361	515,781

Net interest income	397,555	512,358	635,160	742,895
Loan loss provision	165,000	162,000	147,000	114,000

Net interest income after loan loss provision	232,555	350,358	488,160	628,895
Noninterest income	47,431	40,000	58,269	59,375
Noninterest expenses	475,367	540,210	525,805	543,835

Income before income taxes	(195,381)	(149,848)	20,624	144,435
Provision for income taxes	—	—	—	—

Net income	$(195,381)	$(149,848)	$20,624	$144,435

Basic earnings per common share	$(0.15)	$(0.12)	$0.02	0.11

Diluted earnings per common share	$(0.15)	$(0.12)	$0.01	$0.09