Form 10KSB, Exhibit 13
period 2007-12-31
MOUNTAIN VALLEY BANCSHARES INC
filed 2008-04-01
CIK 1276939

EXHIBIT 13

Report of Independent Registered Public Accounting Firm
The Board of Directors
Mountain Valley Bancshares, Inc.
Cleveland, Georgia
We have audited the accompanying consolidated balance sheets of Mountain Valley Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Valley Bancshares, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and cash flows, for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
March 31, 2008

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2007 AND DECEMBER 31, 2006

	December 31, 2007	December 31, 2006
Assets

Cash and due from banks, including reserve requirements of of $400,000 and $483,000, respectively	$1,779,649	$1,560,983
Interest-bearing deposits	171,194	184,124
Federal funds sold	5,096,000	467,000
Securities available for sale, at fair value	19,069,773	15,672,761
Securities held-to-maturity	998,502	996,913
Federal home loan bank stock, at cost	191,000	217,600
Loans, net	102,694,819	83,615,031
Land deposit	10,000	—
Premises and equipment, net	2,359,288	2,272,925
Accrued interest receivable	940,747	788,527
Other real estate owned	636,599	—
Other assets	368,944	427,316

	$134,316,515	$106,203,180

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$7,545,843	$5,450,394
Interest-bearing	95,030,420	76,984,500

Total deposits	102,576,263	82,434,894
Other borrowings	10,196,578	9,041,902
Other liabilities	492,347	370,528

Total liabilities	113,265,188	91,847,324

Commitments and contingencies
Shareholders’ equity
Common stock, no par value; 5,000,000 shares authorized; 2,106,602 and 1,602,627 shares issued and outstanding	—	—
Paid-in capital	20,839,186	14,797,474
Retained earnings (deficit)	32,773	(421,731)
Accumulated other comprehensive loss	179,368	(19,887)

Total shareholders’ equity	21,051,327	14,355,856

	$134,316,515	$106,203,180

See Notes to Consolidated Financial Statements.

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007AND 2006

	2007	2006

Interest income
Interest and fees on loans	$8,569,037	$6,641,503
Interest on taxable securities	845,938	512,987
Interest on federal funds sold	94,466	44,197
Interest on deposits in other banks	7,340	16,967

	9,516,781	7,215,654

Interest expense
Interest on deposits	4,306,248	3,126,667
Interest on other borrowings	500,159	286,740

	4,806,407	3,413,407

Net interest income	4,710,374	3,802,247
Provision for loan losses	370,137	261,000

Net interest income after provision for loan losses	4,340,237	3,541,247

Noninterest income
Service charges on deposit accounts	34,260	29,967
Other service charges, commissions and fees	194,032	178,813
Mortgage origination fees	205,956	122,776
Other	632	2,392

	434,880	333,948

	2007	2006

Noninterest expense
Salaries and employee benefits	2,424,000	1,691,509
Equipment	190,812	183,468
Occupancy	273,381	130,880
Advertising and marketing	129,610	132,437
Legal and accounting	203,826	98,226
Telephone	33,734	27,073
Supplies	106,381	75,328
Data processing fees	355,339	270,046
Other operating	326,660	231,079

	4,043,743	2,840,046

Income before income taxes	731,374	1,035,149

Applicable income taxes (benefit)	276,870	(271,871)

Net income	$454,504	$1,307,020

Earnings per share:

Basic	$0.24	$0.95

Diluted	$0.21	$0.79

See Notes to Consolidated Financial Statements.

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Net income	$454,504	$1,307,020

Other comprehensive income:

Net unrealized holding gains arising during period, net of tax	199,255	161,122

Comprehensive income	$653,759	$1,468,142

See Notes to Consolidated Financial Statements.

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

					Accumulated
					Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares	Par Value	Capital	Earnings (Deficit)	Income (Loss)	Total
Balance, January 1, 2006	1,280,962	$—	$10,198,631	$(1,728,751)	$(181,009)	$8,288,871

Net income	—	—	—	1,307,020	—	1,307,020
Change in fair value of available for sale securities, net of tax $98,752	—	—	—	—	161,122	161,122
Stock Option Expense	—	—	57,148	—	—	57,148
Issuance of common stock for stock options	416	—	3,328	—	—	3,328
Issuance of common stock for exercise of warrants	31,212	—	249,696	—	—	249,696
Issuance of common stock secondary offering	290,037	—	4,288,671	—	—	4,288,671

Balance, December 31, 2006	1,602,627	$—	$14,797,474	$(421,731)	$(19,887)	$14,355,856
Net income	—	—	—	454,504	—	454,504

Change in fair value of available for sale securities, net of tax $122,124	—	—	—	—	199,255	199,255
Stock Option Expense	—	—	113,359	—	—	113,359
Issuance of common stock for exercise of warrants	207,924	—	1,663,392	—	—	1,663,392
Issuance of common stock secondary offering	296,051	—	4,264,961	—	—	4,264,961

Balance, December 31, 2007	2,106,602	$—	$20,839,186	$32,773	$179,368	$21,051,327

See Notes to Consolidated Financial Statements.

MOUNTAIN VALLEY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
OPERATING ACTIVITIES
Net income	$454,504	$1,307,020
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	208,253	206,110
Provision for loan losses	370,137	261,000
Deferred income taxes	(27,005)	(371,655)
Stock-based compensation expense	113,359	57,148
Increase in interest receivable	(152,220)	(381,368)
Increase in interest payable	2,859	54,758
Gain on sale of other real estate	(24,159)	—
Gain on sale of premises and equipment	(4,600)	—
Net other operating activities	80,624	(286,020)

Net cash provided by operating activities	1,021,752	846,993

INVESTING ACTIVITIES
(Increase) decrease in interest-bearing deposits in banks	12,930	(132,532)
Purchases of securities available for sale	(10,235,136)	(10,118,107)
Proceeds from maturities of securities available for sale	7,159,503	2,562,027
Proceeds from maturities of securities held to maturity	—	496,788
(Sale) purchase of Federal Home Loan Bank stock, net	26,600	(85,500)
(Increase) decrease in federal funds sold	(4,629,000)	1,755,000
Increase in loans, net	(20,161,524)	(24,591,489)
Deposit on land	(10,000)	—
Proceeds from sale of other real estate	99,159	—
Proceeds from sale of premises and equipment	4,600	—
Purchase of premises and equipment	(294,616)	(137,856)

Net cash used in investing activities	(28,027,484)	(30,251,669)

FINANCING ACTIVITIES
Increase in deposits	20,141,369	17,556,486
Increase in repurchase agreements	4,023,776	4,888,457
(Repayment) proceeds from other borrowings	(2,869,100)	2,855,521
Proceeds from issuance of common stock	5,928,353	4,541,695

Net cash provided by financing activities	27,224,398	29,842,159

Net increase in cash and due from banks	218,666	437,483
Cash and due from banks at beginning of year	1,560,983	1,123,500

Cash and due from banks at end of year	$1,779,649	$1,560,983

MOUNTAIN VALLEY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1—Nature of business and significant accounting policies
Nature of business
Mountain Valley Bancshares, Inc. (the “Company”) is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, Mountain Valley Community Bank. Mountain Valley Community Bank, Inc. (the “Bank”) is a Georgia corporation formed in 2004 to operate as a financial institution. The Bank is engaged in community banking activities through its location in Cleveland, Gainesville, and Jefferson Georgia. The Bank’s loan portfolio consists primarily of loans granted to customers in the White, Hall and Jackson County, Georgia market area.
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
The company began selling stock in a public offering pursuant to a registration statement that was declared effective by the Securities and Exchange Commission on August 8, 2006. We offered a total of 800,000 shares at $15.00 per share. The stock offering was closed on October 25, 2007. We sold a total of 586,088 shares for aggregate proceeds of $8,791,320. Expenses of the offering, which consist of legal, accounting, printing, marketing, sales agency fees, and other miscellaneous expenses, have been approximately $237,688.
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

Note 1—Nature of business and significant accounting policies (continued)
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Significant group concentrations of credit risk: A substantial portion of the Bank’s loan portfolio is to customers in the White County, Georgia market area. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around this area. Many of the Bank’s loan customers are also depositors of the Bank.
Cash and due from banks: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in the process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.
Investment securities: The Bank’s investments in securities are classified and accounted for as follows:
Securities available-for-sale — Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.
Securities held-to-maturity — Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, and computed by the interest method over their contractual lives.
Equity securities, including restricted equity securities without a readily determinable fair value, are reported at cost.
The Bank has not classified any securities as trading.
Gains and losses on the sale of securities are determined using the specific-identification method on a trade date basis. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary results in write-downs of individual securities to their fair value.
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
The accrual of interest on impaired loans is discontinued when, in management’s judgment, the borrower may be unable to meet payments as due. Management applies this criterion to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. Impairment on loans is measured using either the discounted expected cash flow method or value of collateral method. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower’s ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.
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
Bank premises and equipment: Premises and equipment are stated at cost less accumulated depreciation, and computed by straight-line methods over the estimated useful lives of the assets, which range from three to thirty nine years.
Advertising: Advertising costs are expensed as incurred.
Financial Instruments: In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.
Income taxes: Provisions for income taxes are based on amounts reported in the statement of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
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
Available-for-sale and held-to-maturity securities — Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.
Loans — Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality.
Deposit liabilities, other borrowings and retail agreements — Due to the short-term nature of demand and savings accounts and retail agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates.
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
Stock-based compensation: On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, to account for compensation costs under its stock option plans. The adoption of SFAS No. 123(R) resulted in additional expense in 2007 and 2006 of $113,359 and $57,148, respectively, relating to the expensing of stock options. This expense was included within salaries and employee benefits expense. Future levels of compensation cost recognized related to share-based compensation awards may be impacted by new awards and/or modification, repurchases, and cancellation of existing awards that may occur subsequent to the date of adoption of this standard.
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

Note 1—Nature of business and significant accounting policies (continued)
New accounting pronouncements: In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 permits the fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. Further, it clarifies which interest-only strips and principal-only strips are not subject to SFAS 133 requirements. It also establishes a requirement to evaluate interests in securitized financial assets to identify interest in freestanding derivatives and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Last, it eliminates the prohibition on a qualifying special purpose entity from holding a derivative financial instrument pertaining to a beneficial interest other than another derivative financial instrument. The Company adopted this standard in 2007. The adoption of SFAS 155 did not have a material impact on the Company’s financial condition, results of operations, or liquidity.
In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140. This Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125 with respect to the accounting for separately recognized servicing assets and servicing liabilities. The provisions of this statement are effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 156 did not have a material impact on the consolidated financial statements of the Company.
In June 2006, the FASB issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109,” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was adopted by the Company on January 1, 2007. This interpretation did not have a material impact on the Company’s financial condition, results of operations, or liquidity.
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 108 (“SAB 108”). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. SAB 108 addresses the two techniques commonly used in practice in accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. SAB 108 was adopted by the Company on December 31, 2006. The adoption of SAB 108 did not have a material impact on the consolidated financial statements of the Company.
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

Note 1—Nature of business and significant accounting policies (continued)
In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable, and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS 159 is effective for the Company on January 1, 2008. Management does not expect this standard to have a material impact on the Company’s financial condition, results of operations, and liquidity.
Reclassifications
Certain reclassifications have been made to the 2006 consolidated financial statements in order for them to be in conformity with the current year presentation. These reclassifications had no effect on net income.
Note 2—Investment securities
The amortized cost and fair value amounts of securities owned as of December 31, 2007 and 2006 are shown below:

	2007
	Gross	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
United States Agency	$17,970,587	$311,558	$(7,653)	$18,274,492
Mortgage-backed	809,884	—	(14,603)	795,281

	$18,780,471	$311,558	$(22,256)	$19,069,773

Securities held-to-maturity:
United States Agency	$998,502	$—	$(902)	$997,600

	2006
	Gross	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
United States Agency	$14,601,723	$72,432	$(69,732)	$14,604,423
Mortgage-backed	1,103,114	—	(34,776)	1,068,338

	$15,704,837	$72,432	$(104,508)	$15,672,761

Securities held-to-maturity:
United States Agency	$996,913	$—	$(18,713)	$978,200

The amortized cost and fair value of securities as of December 31, 2007, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

Note 2—Investment securities (continued)

	Securities		Securities
	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

One year or less	$1,997,575	$1,990,450	$998,502	$997,600
After one year through five years	7,344,640	7,474,622	—	—
After five years through ten years	8,628,372	8,809,420	—	—
After ten years	—	—	—	—
Mortgage-backed	809,884	795,281	—	—

	$18,780,471	$19,069,773	$998,502	$997,600

There were $9,536,322 and $5,639,369 of securities pledged to secure public deposits or for other purposes at December 31, 2007 and 2006, respectively. There were no realized gains (losses) on sales of securities during 2007 or 2006. There were $5,669,850 and $5,596,950 of securities pledged for a structured repurchase at December 31, 2007 and 2006, respectively.
Information pertaining to securities with gross unrealized losses at December 31, 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

Note 2—Investment securities (continued)

	2007
	Less Than		Over
	Twelve Months		Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Loss	Value	Loss	Value
Securities Available-for-Sale:
United States Agency	$528	$239,472	$7,125	$1,990,450
Mortgage-backed	—	—	14,603	795,281

	$528	$239,472	$21,728	$2,785,731

Securities Held-to-Maturity:

United States Agency	$0	$0	$902	$997,600

	2006
	Less Than		Over
	Twelve Months		Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Loss	Value	Loss	Value
Securities Available-for-Sale:
United States Agency	$17,771	$2,249,502	$51,961	$3,940,200
Mortgage-backed	—	—	34,776	1,068,339

	$17,771	$2,249,502	$86,737	$5,008,539

Securities Held-to-Maturity:
United States Agency	$0	$0	$18,713	$978,200

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
At December 31, 2007 and 2006, the gross unrealized losses are primarily the result of changes in market interest rates. Each of the securities are U.S. agency debt securities, including mortgage-backed securities. As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other-than-temporary.

Note 3—Loans
The composition of loans at December 31, 2007 and 2006 is summarized as follows:

	2007	2006
Commercial and industrial	$10,633,990	$6,155,806
Construction	25,101,097	28,488,393
Real estate	65,878,894	47,925,534
Consumer	2,298,983	2,134,840

	103,912,964	84,704,573
Unearned income	(63,963)	(65,141)

	103,849,001	84,639,432
Allowance for loan losses	(1,154,182)	(1,024,401)

Loans, net	$102,694,819	$83,615,031

Changes in the allowance for loan losses were as follows:

	2007	2006

Balance at beginning of the year	$1,024,401	$863,684
Provision charged to operations	370,137	261,000
Recoveries	24,340	20,277
Loans charged off	(264,696)	(120,560)

Balance at end of the year	$1,154,182	$1,024,401

There were $23,181 and $101,696 of loans for which the accrual of interest had been discontinued or reduced at December 31, 2007 and 2006, respectively. During 2007 and 2006 there was no significant reduction in interest income associated with non-accrual or renegotiated loans. There was $858,100 and $0 impaired loans that had related allowances determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, at December 31, 2007 and 2006. The Company added $127,755 to the allowance for loan loss for these impaired loans. Interest income recognized for cash payments received on impaired loans was $39,362 and 10,224 for the years ended December 31, 2007 and 2006, respectively.
There were no loans past due ninety days or more and still accruing interest at December 31, 2007 and 2006.
At December 31, 2007, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of $3,288,605. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for 2007 and 2006:

	2007	2006

Balance at beginning of the year	$4,490,596	$3,410,463
Advances	2,350,056	2,713,203
Repayments	(3,552,047)	(1,633,070)

Balance at end of the year	$3,288,605	$4,490,596

Note 4—Foreclosed real estate
The Bank had $636,599 and $0 foreclosed real estate at the years ended December 31, 2007 and 2006, respectively.

Note 5—Premises and equipment
Bank premises and equipment consists of the following at December 31, 2007 and 2006:

	2007	2006
Land	$600,000	$600,000
Building and improvements	1,457,780	1,430,110
Equipment, furniture, and fixtures	1,018,982	764,535

Total cost	$3,076,762	$2,794,645

Less accumulated depreciation	(717,474)	(521,720)

Premises and equipment, net	$2,359,288	$2,272,925

Depreciation expense for the years ended December 31, 2007 and 2006 was $208,253 and $206,110, respectively.
In May 2007, the Bank opened a full service branch in Gainesville, Georgia. This building is leased from MVCB, LLP, which is a partnership made up of the directors of Mountain Valley Bancshares, Inc. This lease is on an arms length transaction. This is a 20 year lease with two five year renewable options.
Future minimum lease payments as of December 31, 2007 are as follows:

2008	132,000
2009	132,000
2010	132,000
2011	132,000
2012	132,000

660,000

In 2007, the bank opened a full service branch in a temporary location in Jefferson, Georgia. A one year lease with an option renew for one year was entered into in April 2007.
The rental expense for 2007 and 2006 was $112,537 and $7,160 respectively.
Note 6—Deposits
The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2007 and 2006 was $37,482,392 and $29,145,787, respectively. At December 31, 2007, the scheduled maturities of time deposit liabilities were as follows:

2008	$53,258,691
2009	9,419,096
2010	952,388
2011	1,755,643
2012	503,349

$65,889,167

At December 31, 2007, total time deposits included $9,799,971 of brokered deposits. At December 31, 2006, total time deposits included $6,725,305 of brokered deposits.
At December 31, 2007 and 2006, executive officers and directors, and companies in which they have a beneficial ownership held $3,724,165 and 4,880,717, respectively, in deposits in Mountain Valley Community Bank.
Overdraft demand deposits reclassified to loans totaled $16,286 and $34,562 at December 31, 2007 and 2006, respectively.

Note 7—Other Borrowings
Other Borrowings consists of the following:

	December 31,
	2007	2006
Reverse Repurchase Agreement with a Maturity of August 18, 2009. Interest calculated and payable quarterly at the three month LIBOR plus .385% minus a floating interest rate adjustment of 4.75% minus 3 month LIBOR (when three month LIBOR falls below 4.75%).	$5,000,000	$5,000,000
Repurchase Ageement with a local customer, interest payable daily at Prime minus 3.25%	5,196,578	1,172,802
Federal Home Loan Bank Daily Rate Credit Advance, interest payable monthly at variable rates set daily.	—	1,500,000
Federal Funds Purchased	—	1,369,100

	$10,196,578	$9,041,902

The Company has a line of credit with the Federal Home Loan Bank that was $3.8 million as of December 31, 2007. Any advances from the Federal Home Loan Bank are collateralized with 1 to 4 family loans. The Company has a total of $9.8 million in lines of credit with three correspondent banks. These lines of credit can be accessed as needed for liquidity and subsidiary capital needs. We also have a $3 million secured line of credit with one correspondent bank.
Note 8—Shareholders’ equity and regulatory requirements
The primary source of funds available to the Company is the payment of dividends by the subsidiary Bank. Banking regulations limit the amount of dividends that may be paid by the Bank. The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Note 8—Shareholders’ equity and regulatory requirements (continued)
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that as of December 31, 2007, the Bank met all capital adequacy requirements to which it is subject.
As of December 31, 2007, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.
The Bank’s actual capital amounts and ratios as of December 31, 2007 and 2006 are also presented in the table.

					To Be Well-
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007
Total capital (to risk weighted assets)	11,539,000	10.69%	8,636,080	8%	10,795,100	10%
Tier I Capital (to risk weighted assets)	10,385,000	9.62%	4,318,040	4%	6,477,060	6%
Tier I Capital (to average assets)	10,385,000	7.86%	5,282,400	4%	6,603,000	5%

As of December 31, 2006
Total capital (to risk weighted assets)	10,782,000	12.30%	7,013,680	8%	8,767,100	10%
Tier I Capital (to risk weighted assets)	9,758,000	11.13%	3,506,840	4%	5,260,260	6%
Tier I Capital (to average assets)	9,758,000	9.24%	4,223,320	4%	5,279,150	5%
In 2006, Mountain Valley Bancshares, Inc. sold stock under a secondary stock offering. This increased the ratios for the holding company. The consolidated capital amounts and ratios for December 31, 2007 and December 31, 2006 are presented in the table below:

Note 8—Shareholders’ equity and regulatory requirements (continued)

					To Be Well-
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007
Total capital (to risk weighted assets)	22,026,141	20.40%	8,636,080	8%	10,795,100	10%
Tier I Capital (to risk weighted assets)	20,871,959	19.33%	4,318,040	4%	6,477,060	6%
Tier I Capital (to average assets	20,871,959	15.80%	5,282,389	4%	5,324,230	5%

As of December 31, 2006
Total capital (to risk weighted assets)	15,342,996	17.50%	7,013,680	8%	8,767,100	10%
Tier I Capital (to risk weighted assets)	14,318,596	16.33%	3,506,840	4%	5,260,260	6%
Tier I Capital (to average assets	14,318,596	13.45%	4,223,320	4%	5,279,150	5%
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
A summary of the Company’s stock option activity, and related information, for the years ended December 31, 2007 and 2006 follows. Exercise price per share information is based on weighted averages.

Note 8—Shareholders’ equity and regulatory requirements (continued)

	2007		2006
		Exercise		Exercise
		Price		Price
	Options	Per Share	Options	Per Share

Outstanding at beginning of year	193,955	$9.44	160,205	$8.02
Granted	—	—	35,000	15.00
Exercised	—	—	416	8.00
Forfeited	625	8.00	834	8.00

Outstanding at end of year	193,330	$9.44	193,955	$9.44

Stock options exercisable and the weighted-average exercise price at December 31, 2007 and 2006 follow:

	2007	2006

Options	166,034	139,264
Weighted-average exercise price	$8.63	$8.08
At December 31, 2007, options outstanding have exercise prices ranging from $8.00 to $15.00 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2007 and 2006 was approximately 81 and 89 months, respectively.
Stock options nonvested and the weighted-average exercise price at December 31, 2007 and 2006 follow:

	2007	2006

Options	27,296	54,691
Weighted-average exercise price	$14.79	$11.56
As of December 31, 2007, there was $122,933 of total unrecognized compensation cost related to the nonvested share based compensation arrangements granted under the option plan. That cost is expected to be recognized over 1.58 years.
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
The Bank granted 262,500 organizer warrants to the organizational directors, representing one warrant for each share purchased. Also, the Bank granted 253,000 warrants in the initial offering to all shareholders. At December 31, 2006, there were 474,050 warrants outstanding. At December 31, 2007, the only warrants outstanding were the 262,500 organizer warrants.
No further warrants are to be issued by the Bank or the Company. The warrants have an exercise price of $8.00 per share. During 2007 and 2006, 207,924 and 31,212 warrants were exercised, respectively. During 2007, 3,627 warrants expired.
Note 9—Net earnings per share
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

Note 9—Net earnings per share (continued)
The following reconciles the numerators and denominators of the basic and diluted earnings per share computations:

	For the Year Ended December 31, 2007
		Weighted
		Average	Per-
		Shares-	Share
	Numerator	Denominator	Amount

Net income	$454,504
Basic EPS
Income available to common shareholders	454,504	1,876,266	$0.24
Effect of dilutive securities
Options and warrants		265,536	(0.03)

Diluted EPS
Income available to common shareholders and assumed conversions	$454,504	2,141,802	$0.21

	For the Year Ended December 31, 2006
		Weighted
		Average	Per-
		Shares-	Share
	Numerator	Denominator	Amount

Net income	$1,307,020
Basic EPS
Income available to common shareholders	1,307,020	1,371,908	$0.95
Effect of dilutive securities
Options and warrants		291,281	(0.16)

Diluted EPS
Income available to common shareholders and assumed conversions	$1,307,020	1,663,189	$0.79

Note 10—Employee Benefit Plan
The Company has a 401(k) retirement plan covering substantially all employees. Contributions to the plan charged to expense amounted to $56,816 and $0 for the years ended December 31, 2007 and 2006, respectively.

Note 11—Income taxes
The components of income tax (benefit) expense for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006

Current	$303,875	99,784
Deferred	(27,005)	(47,714)
Benefit from operating loss carryforwards	—	341,322
Change in valuation allowance	—	(665,263)

	$276,870	(271,871)

The difference between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006

Pretax income at statutory rate	$248,667	351,951
State tax net of federal benefit	39,064	23,476
Change in valuation allowance	—	(665,263)
Other	(10,861)	17,965

	$276,870	(271,871)

The following summarizes the components of deferred taxes at December 31, 2007 and 2006.

	2007	2006

Deferred income tax assets:
Allowance for loan losses	$372,976	356,574
Pre-opening expenses	20,854	36,494
Operating loss carryforwards and credits	3,269	14,309
Unrealized losses on investment securities available for sale	—	12,198
Deferred Tax Asset consisting of premises and equipment	1,561	—

Total deferred income tax assets	398,660	419,575

Unrealized gain on investment securities available for sale	109,935
Deferred income tax liability consisting of premises and equipment	—	35,731

Net deferred income tax assets	$288,725	383,844

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

Note 12—Commitments and contingencies
In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments, which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.
The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements. Following is an analysis of significant off-balance sheet financial instruments at December 31, 2007:

Commitments to extend credit	$13,366
Standby letters of credit	$397

$13,763

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
Note 13—Fair value of financial instruments
The estimated fair values of the Bank’s financial instruments, for those instruments for which the Bank’s management believes estimated fair value does not by nature approximate the instruments’ carrying amount, were as follows at December 31, 2007 and 2006 (in millions):

	2007		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Loans	$103.9	$104.3	$84.7	$84.6
Certificates of deposit	$65.9	$66.7	$53.2	$53.5
Estimated fair value information of investment securities is presented in Note 2 of the financial statements. The carrying amount of Federal Home Loan Bank Advances approximate fair value due to the advances being a variable rate product. The Bank has determined that the fair value of loan commitments is not material.

Note 14—Parent company financial information
The following information presents the condensed balance sheets as of December 31, 2007 and 2006 and statements of income and cash flows of Mountain Valley Bancshares, Inc. for each of the years in the two-year period ended.
CONDENSED BALANCE SHEETS

	2007	2006
Assets
Cash and due from banks	$10,487,577	$4,560,224
Investment in subsidiary	10,563,750	9,795,632

Total assets	$21,051,327	$14,355,856

Liabilities and Shareholders’ Equity

Liabilities	$—	$—

Total stockholders’ equity	21,051,327	14,355,856

Total liabilities and shareholders’ equity	$21,051,327	$14,355,856

CONDENSED STATEMENTS OF INCOME

	2007	2006
Income	$—	$—

Expenses:
Legal Expenses	1,000	94

Total Expenses	1,000	94

Loss before income tax benefits and undistributed income of subsidiary	(1,000)	(94)

Income tax benefits	—	—

Loss before equity undistributed income of subsidiary	(1,000)	(94)

Equity in undistributed income of subsidiary	455,504	1,307,114

Net Income	$454,504	$1,307,020

CONDENSED STATEMENTS OF CASH FLOWS

	2007	2006
OPERATING ACTIVITIES
Net Income	$454,504	$1,307,020
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed income of subsidiary	(455,504)	(1,307,114)

Net cash used in operating activities	(1,000)	(94)

INVESTING ACTIVITIES	—	—

FINANCING ACTIVITIES
(Repayment) from other borrowings	—	(15,994)
Net proceeds from issuance of common stock	5,928,353	4,541,695

Net cash used in financing activities	5,928,353	4,525,701

Net increase in cash and due from banks	5,927,353	4,525,607
Cash and due from banks at beginning of year	4,560,224	34,617

Cash and due from banks at end of year	$10,487,577	$4,560,224

Note 15—Selected quarterly financial data (unaudited)
The following table sets forth the Bank’s unaudited data regarding operations for each quarter of 2007 and 2006. This information, in the opinion of management, includes all normal recurring adjustments necessary to fairly state the information set forth therein (in thousands, except per-share amounts):

	2007
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter

Interest and dividend income	$2,182,399	$2,381,257	$2,512,993	$2,440,133
Interest expense	1,098,761	1,204,150	1,266,332	1,237,165

Net Interest income	1,083,638	1,177,107	1,246,661	1,202,968
Loan loss provision	94,300	100,000	76,100	99,737

Net interest income after loan loss provision	989,338	1,077,107	1,170,561	1,103,231
Noninterest income	93,936	115,625	101,869	123,451
Noninterest expenses	903,492	1,016,955	1,049,946	1,073,351

Income before income taxes	179,782	175,777	222,484	153,330
Provision for income taxes	67,460	66,100	84,857	58,452

Net income	$112,322	$109,677	$137,627	$94,878

Basic earnings per common share	$0.07	$0.06	$0.07	$0.05

Diluted earnings per common share	$0.06	$0.05	$0.06	$0.04

	2006
	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter

Interest and dividend income	$1,457,389	$1,709,888	$1,964,528	$2,083,849
Interest expense	626,396	793,188	959,188	1,034,635

Net Interest income	830,993	916,700	1,005,340	1,049,214
Loan loss provision	41,000	95,000	60,000	65,000

Net interest income after loan loss provision	789,993	821,700	945,340	984,214
Noninterest income	75,694	80,843	73,154	104,257
Noninterest expenses	618,461	633,458	737,668	850,459

Income before income taxes	247,226	269,085	280,826	238,012
Provision for income taxes	—	—	—	(271,871)

Net income	$247,226	$269,085	$280,826	$509,883

Basic earnings per common share	$0.19	$0.21	$0.21	$0.33

Diluted earnings per common share	$0.16	$0.17	$0.17	$0.28